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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 -------------
                                AMENDMENT NO. 7
                                       TO
                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                 -------------
                        AMERICAN MAIZE-PRODUCTS COMPANY
                           (NAME OF SUBJECT COMPANY)
                                 -------------
                        AMERICAN MAIZE-PRODUCTS COMPANY
                      (NAME OF PERSON(S) FILING STATEMENT)
                                 -------------
                CLASS A COMMON STOCK, PAR VALUE $0.80 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  027339 20 9
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                                 -------------
                CLASS B COMMON STOCK, PAR VALUE $0.80 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                                 -------------
                                  027339 30 8
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                                 -------------
                            ROBERT M. STEPHAN, ESQ.
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                        AMERICAN MAIZE-PRODUCTS COMPANY
                                250 HARBOR DRIVE
                          STAMFORD, CONNECTICUT 06902
                                 (203) 356-9000

      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                WITH A COPY TO:

                             MORTON A. PIERCE, ESQ.
                                DEWEY BALLANTINE
                          1301 AVENUE OF THE AMERICAS
                         NEW YORK, NEW YORK 10019-6092
                                 (212) 259-8000

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         This Amendment No. 7 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9, dated February 28, 1995, as amended to the date hereof (the "Schedule 14D-9"), of American Maize-Products Company, a Maine corporation (the "Company"), filed in connection with the Offer as set forth in the Schedule 14D-9. Capitalized terms used herein shall have the definitions set forth in the Schedule 14D-9 unless otherwise provided herein.

ITEM 3.  IDENTITY AND BACKGROUND.

         The subsection in section (b)(ii) of Item 3 entitled "The Rights Offering" is hereby amended to add the following:

              As of the close of business on April 10, 1995, subscriptions to purchase 121,144 shares of Class B Common Stock were received by the Company pursuant to the Rights Offering.

         The paragraph in section (b) of Item 3 entitled "Certain Litigation" is hereby amended to add the following:

         On April 10, 1995, the Supreme Judicial Court of Maine issued the following order in connection with the appeal filed by the plaintiffs:

         "Pursuant to plaintiffs' motions for an expedited appeal, and after conference with counsel and receipt of briefs, oral argument was heard on the merits of the appeals from the judgments of the Superior Court dated March 27, 1995 and March 31, 1995. A full opinion of the Court will issue in due course. In view of the demonstrated need for a prompt decision, however, the following order is entered effective at 3:00 p.m. on April 10, 1995: Appellees, their officers, agents, servants, employees and attorneys, and all persons in active concert or in participation are enjoined from enforcing the deadline of 5:00 p.m. on Monday, April 10, 1995 for Class B shareholders of American Maize-Products Company to exercise their preemptive rights to acquire additional Class B voting shares issued by American Maize-Products Company; and are enjoined from issuing any additional Class B voting shares of American Maize-Products Company pending issuance of the final opinion of the Court."


ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

             (22)     Press release issued by the Company on April 10, 1995.
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                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     AMERICAN MAIZE-PRODUCTS COMPANY

                                     By:   /s/ Patric J. McLaughlin
                                           -------------------------------------
                                           Patric J. McLaughlin
                                           President and Chief Executive Officer


Dated:  April 11, 1995





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                               INDEX TO EXHIBITS



   EXHIBIT NUMBER             EXHIBIT
   --------------             -------
        (22)                  Press release issued by the Company on April 10, 1995.